FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011

Commission File Number 001-15118

TATA COMMUNICATIONS LIMITED

(Translation of registrant’s name into English)

VSB, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -                 .

Registrant hereby incorporates in the report on Form 6-K the following Exhibit:

Exhibit Number	Description of Exhibit

1.	Un-audited Financial Results (Provisional, according to Indian GAAP) for the period ended 30 June 2011.

2.	Letter dated August 9, 2011, captioned “Change in the composition of the Board.”

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibit), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on September 30, 2010, as amended on November 09, 2010. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TATA COMMUNICATIONS LIMITED

	By	: /s/ Sanjay Baweja
	Name	: Sanjay Baweja
August 9, 2011	Title	: Chief Financial Officer

Exhibit 1

HQ/CS/CL.24B/14598

9 August 2011

Sir,

Sub : Un-audited Financial Results for the period ended 30 June 2011.

Pursuant to Clause 41 of the Listing Agreement with Indian Stock Exchanges, please find sent herewith Un-audited Financial Results (Provisional, according to Indian GAAP) for the period ended 30 June 2011, which has been approved by the Board of Directors in their meeting, held on 9 August 2011 (Attachment “A”).

Thanking you,

Yours faithfully,

For Tata Communications Limited

/s/ Rishabh Aditya

Rishabh Aditya

Dy. Company Secretary & VP

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No. (22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 66418125/26.

3)	National Securities Depository Ltd. Fax Nos.: 2497 29 93.

4)	The Bank of New York. Fax No. 2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. R. Gangadharan for SEC information requirements.

Tata Communications Limited

Plot C 21 & C 36 ‘G’ Block Bandra Kurla Complex, Mumbai 400098 India

Regd. Office : VSB Mahatma Gandhi Road Fort Mumbai – 400 001 India

Tel 91 22 6657 8765 Fax 91 22 6639 5162 website www.tatacommunications.com

TATA COMMUNICATIONS LIMITED

REGD. OFFICE: VSB, M.G. ROAD, FORT, MUMBAI-400001.

A. UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED

JUNE 30, 2011

					(Rs. in Lakhs)
	Particulars	Stand alone			Consol
		For the quarter ended June 30,		For the year ended March 31,	For the quarter ended June 30,		For the year ended March 31,
		2011	2010	2011	2011	2010	2011
		(unaudited)	(unaudited)	(audited)	(unaudited)	(unaudited)	(audited)
1	Revenues from Telecommunication and other Services	898,90	844,01	3409,00	3257,06	2884,50	11931,99

2	Expenditure

	a. Network Costs	389,71	371,13	1525,18	1880,20	1755,58	7127,95
	b. Operating and Other Expenses	140,41	137,74	576,22	554,19	470,27	1951,13
	c. Salaries and Related Costs	137,23	116,19	464,75	496,25	398,89	1627,31
	d. Depreciation and Amortisation	152,27	143,32	596,89	420,42	382,86	1548,30

	e. Total Expenditure (2a to 2d)	819,62	768,38	3163,04	3351,06	3007,60	12254,69

3	Profit / (Loss) from Operations before Other Income, Interest and Exceptional Items (1 - 2)	79,28	75,63	245,96	(94,00)	(123,10)	(322,70)

4	Other Income (net)	38,76	27,19	162,19	37,27	15,94	201,09

5	Profit / (Loss) before Interest and Exceptional Items (3 + 4)	118,04	102,82	408,15	(56,73)	(107,16)	(121,61)

6	Interest Cost (net)	45,95	43,46	182,87	201,21	133,28	517,64

7	Profit / (Loss) after Interest but before Exceptional Items (5 - 6)	72,09	59,36	225,28	(257,94)	(240,44)	(639,25)

8	Exceptional Items:
	Expense / (Income)
	a. Severance cost	—	—	—			46,01

	b. Fixed Assets Written off	—	—	—	—	—	25,15

	c. Interest on Income Tax Refund	—	—	(4,04)			(4,04)

9	Profit / (Loss) from Ordinary Activities before Tax (7-8) (Refer note 3)	72,09	59,36	229,32	(257,94)	(240,44)	(706,37)

10	Tax Expense	24,30	19,73	69,16	23,58	24,51	68,84

11	Net Profit / (Loss) from Ordinary Activities after Tax (9 – 10)	47,79	39,63	160,16	(281,52)	(264,95)	(775,21)

12	Extraordinary Items (net of Tax Expense)	—	—	—	—	—	—

					(Rs. in Lakhs)
	Particulars	Stand alone			Consol
		For the quarter ended June 30,		For the year ended March 31,	For the quarter ended June 30,		For the year ended March 31,
		2011	2010	2011	2011	2010	2011
		(unaudited)	(unaudited)	(audited)	(unaudited)	(unaudited)	(audited)
13	Net Profit / (Loss) from Ordinary Activities after Tax and Extraordinary Items (11 - 12)	47,79	39,63	160,16	(281,52)	(264,95)	(775,21)

14	Minority Interest	—	—	—	68,70	25,04	105,62

15	Share in Loss of Associates	—	—	—	(5,41)	(41,48)	(184,60)

16	Net Profit / (Loss) (13+14+15)	47,79	39,63	160,16	(218,23)	(281,39)	(854,19)

17	Paid up Equity Share Capital (Face value of Rs.10 per share)	285,00	285,00	285,00	285,00	285,00	285,00

18	Reserves excluding Revaluation Reserve			6882,45			3071,29

19	Earnings Per Share (EPS) Basic and diluted earnings per share before and after Extraordinary Items (Rs.)	1.68	1.39	5.62	(7.66)	(9.87)	(29.97)

20	Aggregate of public shareholding
	a. Number of shares	4,82,64,129	4,77,55,749	4,80,30,203
	b. Percentage of shareholding	16.93	16.76	16.85
21	Promoters and Promoter Group Shareholding
	a. Pledged / Encumbered
	- Number of Shares	1,00,00,000	2,67,00,000	1,00,00,000
	- Percentage of Shares (as a % of the total shareholding of promoters and promoter group)	4.61	12.30	4.61
	- Percentage of Shares (as a % of the total share capital of the Company)	3.51	9.37	3.51
	b. Non-encumbered
	- Number of Shares	20,70,28,873	19,03,28,873	20,70,28,873
	- Percentage of Shares (as a % of the total shareholding of promoters and promoter group)	95.39	87.70	95.39
	- Percentage of Shares (as a % of the total share capital of the Company)	72.64	66.78	72.64
	c. Shares held by custodian and against which Depository Receipts have been issued-
	(I) Promoters and promoters group	—		—
	(II) Public	1,97,06,998		1,99,40,924

B. Business Segment Information:

					(Rs. in Lakhs)
Particulars	Stand alone				Consol
	For the quarter ended June 30,			For the year ended March	For the quarter ended June 30,		For the year ended March 31,
	2011		2010	2011	2011	2010	2011
	(unaudited)		(unaudited)	(audited)	(unaudited)	(unaudited)	(audited)
Revenues from Telecommunication and Other Services
Global Voice Solutions	293,60	*	251,03	1013,87	1612,28	1594,84	6525,89
Global Data and Managed Services	605,30	*	592,98	2395,13	1264,00	1162,15	4794,62

Others					380,78	127,51	611,48

Total	898,90		844,01	3409,00	3257,06	2884,50	11931,99

Segment result
Global Voice Solutions	24,19	*	(10,91)	(49,30)	257,48	225,28	1014,17
Global Data and Managed Services	468,04	*	469,06	1875,07	948,96	861,92	3555,80
Others					170,41	41,72	234,07

Total	492,23		458,15	1825,77	1376,85	1128,92	4804,04

Less :
(i) Interest Cost (net)	45,95		43,46	182,87	201,21	133,28	517,64
(ii) Other Unallocable Expenses (net)	374,19		355,33	1417,62	1433,58	1236,08	4925,65

Profit / (Loss) before Taxes and Exceptional Items	72,09		59,36	225,28	(257,94)	(240,44)	(639,25)

Exceptional Expenses / (Income) (net)	—		—	(4,04)	—	—	67,12

Profit / (Loss) before Taxes	72,09		59,36	229,32	(257,94)	(240,44)	(706,37)

Tax Expense	24,30		19,73	69,16	23,58	24,51	68,84

Net Profit / (Loss) before Minority Interest and Associate Loss	47,79		39,63	160,16	(281,52)	(264,95)	(775,21)

Minority Interest	—		—		68,70	25,04	105,62

Share in Loss of Associates	—		—		(5,41)	(41,48)	(184,60)

Net Profit / (Loss) for the period	47,79		39,63	160,16	(218,23)	(281,39)	(854,19)

Notes to Segments:

Effective April 01, 2010, the Company’s reportable business segments have been re-aligned into Global Voice Solutions, Global Data and Managed Services (GDMS) and Others to reflect change in the Company’s Business and Organization Structure. Accordingly, all network and managed services in the Company and its subsidiaries have been aligned to GDMS and Joint Ventures and Retail Business have been aligned to Others.

Revenues and expenses, which are directly identifiable to the segments, have been attributed to the relevant segments. The allocable enterprise expenses have been allocated on reasonable basis to the relevant segments. Segment result is segment revenues less segment expenses. Certain costs including depreciation which are not allocable to segments have been classified as “Other Unallocable Expenses (net)”.

*	To reflect the changed nature of business transactions, the allocation of arms length pricing adjustments were realigned effective April 01, 2011.

Telecommunication services are provided utilizing the Company’s assets which do not generally make a distinction between the types of services. As a result, fixed assets are used interchangeably between segments. In the absence of a meaningful basis to allocate assets and liabilities between segments, no allocation has been made.

Notes:

1.	The above results of the Company for the quarter ended June 30, 2011 have been subjected to a limited review by the statutory auditors, recommended by the audit committee and were taken on record and approved by the Board of Directors at their meeting held on August 9, 2011.

2.	Other Income includes:

			(Rs. in Lakhs)
Net foreign exchange (gain)/loss	For the Quarter ended June 30,		For the Year ended March 31,
	2011	2010	2011
	(unaudited)	(unaudited)	(audited)
- Standalone	(13,77)	(10,23)	(18,42)

- Consolidated	(10,71)	22,40	(31,26)

3.	The consolidated results for the quarter include those of Neotel Pty Ltd, a company incorporated in South Africa which became a 61.5% (effective holding) subsidiary of the Company during this period (49 % effective holding held earlier).

4.	The consolidated financials of Tata Communications Limited include the financials of Tata Communications Internet Services Limited (TCISL), a 100% subsidiary of the Company. TCISL has filed a scheme of merger with the Honorable High Court of Mumbai on 4 May 2011 for merger of TCISL with the Company. The Scheme, when approved by the High Court will be effective from April 1, 2010. These financial results do not include the impact of proposed merger pending approval by the Honourable High Court of Bombay.

5.	The previous period’s figures have been regrouped and reclassified wherever necessary to make them comparable with the current period’s figures.

6.	Investor Complaint status:

Outstanding as on April 01, 2011	Total received during the quarter ended June 30, 2011	Total resolved during the quarter ended June 30, 2011	Outstanding as on June 30, 2011
Nil	Nil	Nil	Nil

For TATA COMMUNICATIONS LIMITED

/s/ VINOD KUMAR

VINOD KUMAR

MANAGING DIRECTOR &

CHIEF EXECUTIVE OFFICER

Place : Mumbai.

Date  : August 9, 2011

Exhibit 2

Rishabh Aditya

Deputy Company Secretary

& Vice President

HQ/CS/CL.24B/14599

09 August 2011

Sir,

Sub. : Change in the composition of the Board

Sir,

Pursuant to Clause 30 of the Listing Agreement, please be informed that the following directors have been appointed as permanent (non-retiring) directors on the Board of Tata Communications Limited with effect from 9 August 2011:

1)	Mr. AK Mittal, Senior Deputy Director General (AS), DoT, in place of Mr. AK Srivastava

2)	Mr. Saurabh Tiwari, Deputy Director General (LF.II), DoT in place of Mr. Shahbaz Ali.

Thanking you,

Yours faithfully,

For Tata Communications Limited

/s/ Rishabh Aditya

Rishabh Aditya

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. R. Gangadharan for SEC information requirements

TATA COMMUNICATIONS LIMITED

Plot C 21 & C 36 ‘G’ Block Bandra Kurla Complex Bandra (E) Mumbai 400098 India

Regd. Office : VSB, Mahatma Gandhi Road, Mumbai – 400 001

Board : +91 22 66578765, Direct : +91-22-66591966 Fax: +91 22 67251962

e-mail : rishabh.aditya@tatacommunications.com